July 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Source Agriculture Corp. Withdrawal of Offering Statement on Form 1-A File No. 024-12411

Ladies and Gentlemen:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, Source Agriculture Corp. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Offering Statement, together with all amendments and exhibits thereto (collectively, the "Offering Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on March 19, 2024 and qualified by the Commission on July 2, 2024.

The Company confirms none of the securities that are the subject of the Offering Statement have been sold, and the Offering Statement has expired as of the date of this request. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel, Sudeep Simkhada, of Investors Law P.C. at sudeep@investors-law.com or at (416) 915-3166.

Sincerely,

SOURCE AGRICULTURE CORP.

By:	/s/ Roop Mundi
Name:	Roop Mundi
Title:	Chief Executive Officer and President

cc: Sudeep Simkhada, Esq.